RICHARDSON & PATEL LLP
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Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

November 21, 2007

VIA FEDERAL EXPRESS, EDGAR, AND FACSIMILE - (202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Mr. Geoffrey Kruczek

Re:	Perfectenergy International Limited
Registration Statement on Form SB-2
Filed September 7, 2007
File No. 333-145915

Dear Mr. Kruczek:

On behalf of Perfectenergy International Limited (the “Company” or “Perfectenergy”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 4, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Fee Table

1.
It appears from your prospectus that you are registering the resale of your common stock by selling securityholders. Therefore, since you are not registering your sale of stock to the warrant holders, your reference to Rule 457(g) appears to be inapplicable. Please revise.

Response:  The reference to Rule 457(g) has been removed from the Fee Table in the Company’s Amendment No. 1 of the Form SB-2 Registration Statement (the “Form SB-2/A”), a copy of which accompanies this letter.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Prospectus

Risk Factors, page 4

2.	If your management and substantially all of your assets are located outside of the United States, please add a risk factor regarding the ability of investors to serve, process and collect judgments.

Response: Our management and substantially all of our assets are located outside of the United States, and thus a risk factor regarding the ability of investors to serve, process and collect judgments has been added on page 12.

Selling Securityholders, page 17

3.
We note that two of your selling securityholders are broker-dealers. Please tell us whether any other selling securityholders are broker-dealers or affiliates of broker-dealers. A selling securityholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling securityholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling securityholder is able to make the following representations in the prospectus:

•	the selling securityholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response: On page 21, we have identified Canaccord Adams Inc. (“Canaccord”) and Knight Capital Markets LLC (“Knight”) as members of the Financial Industry Regulatory Authority who received our warrants as consideration for their services as placement agents in our private placement that concluded in August 2007. None of the other selling security holders are broker-dealers or affiliates of broker dealers.

While our Plan of Distribution states that Canaccord or Knight may be “deemed” to be underwriters, we do not believe that they are actually underwriters in the resale offering of our registered shares for the following reasons:

1.	Neither Canaccord nor Knight will be involved in a “distribution,” as described in the Preliminary Note to Rule 144.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

2.	Neither Canaccord nor Knight will be engaging in usual underwriter activities such as "roadshows" and other selling efforts.
3.
Canaccord and Knight will only be selling our warrant shares into the market as the market permits. The warrants were received as compensation in the prior transaction and are, in all respects, customary placement agent warrants.

4.
Upon exercise, Canaccord and Knight would own a de minimis percentage of our outstanding shares. Of the approximately 118 million outstanding shares of our common stock, Canaccord and Knight would own 1,715,143 and 1,044,857 shares of our common stock, respectively (counting the warrants as exercised).

5.
According to Canaccord and Knight, neither Canaccord nor Knight had at the private placement, and nor have currently, any plan or other arrangement with any of the selling shareholders in connection with resales.

6.	We may not receive any proceeds from the exercise of Canaccord’s or Knight’s warrants because they may be exercised on a cashless basis.

4.	Please identify the natural persons who exercise voting or investment power with respect to Cannacord Adams Inc.

Response: No single natural person can exercise voting or investment power with respect to the securities owned by Canaccord Adams, Inc.  Voting and investment decisions with respect to these securities are made by a majority of a committee comprised of eight officers of Canaccord Adams, Inc.  Consistent with the "rule of three" first articulated in the no-action letter to Southland Corp. (August 10, 1987), when a majority of three or more individuals is required to make voting or investment decisions none of the individuals is deemed to be a beneficial owner of the security.  Rule 13d-1 provides that a beneficial owner is anyone who has or shares voting or investment power with respect to a security. Therefore no natural person at Canaccord Adams has or shares voting or investment power with respect to the securities.

Executive Officers and Directors, page 23

5.	Please disclose the term of office of each director listed in this section.

Response: The term of office for each director is two years. Revisions have been made to the table on page 23 to reflect length of term of office for each of our directors.

Code of Ethics, page 24

6.	Please clarify your reference here to an “annual report.” Also clarify your reference on page 25 to a “current report.”

Response: The references to “annual report” on page 24 and “current report” on page 25 have been revised as set forth on those respective pages in the Form SB-2/A.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Director Independence, page 25

7.
Please tell us your reasons for relying on Item 7(d)(3)(iv) of Schedule 14A, as the term “independent” does not appear in that Item. Also, please clarify when you anticipate complying with the independence provisions on a voluntary basis.

Response: The provision relied upon for the definition of “independent” has been revised in the Form SB-2/A to Item 407 of Regulation S-B as promulgated by the SEC. The Company currently complies with the independence provision on a voluntary basis, and we have made such disclosure on page 25.

Board of Directors, Board Meetings and Communities, page 25

8.
Please clarify whether you have an audit committee. We note, for example, your disclosures in the third and fourth paragraphs under this heading, which do not appear to state consistently whether such a committee exists. Also explain your reference to Item 401(e) of Regulation S-B, as that provision does not appear in such regulation.

Response: Our board of directors has not, yet, approved the formation of our audit committee, but expects to do so in December 2007. The discussion on page 25 has been revised accordingly. The reference on page 25 to Item 401 has been revised to refer to Item 407(d)(5) of Regulation S-B, which discusses the audit committee financial expert.

Security Ownership of Certain Beneficial Owners and Management, page 26

9.
Given the disclosure in your selling shareholders’ table on page 17 and notes 14 through 16 to that table, please explain why Olivier Couriol is not identified as a beneficial owner of more than 5% of your outstanding common stock.

Response: Because Mr. Olivier Couriol has voting power and investment power over the shares of Perfectenergy International Limited (including shares underlying warrants that are exercisable within 60 days), which are owned by RIG III Fund, Sequoia Aggressive Growth Fund, and Sequoia Diversified Growth Fund, and the aggregate total of such shares exceeds 5% of the Company’s total outstanding common stock, has been added to the Beneficial Ownership table on page 26.

Description of Securities, page 27

Warrants, page 27

10.
Please revise to remove from your prospectus statements that qualify any of the information contained in the prospectus. We note, for example, your disclosure on page 28 that the “summary of the warrants is qualified in its entirety by the Form of Warrant” that was previously filed as an exhibit to a Form 8-K. Please also revise pages 33 and 35 in accordance with this comment.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response:  Statements that qualify any information contained in the prospectus have been removed on pages 28, 33, and 35.

Anti-Takeover Provisions, page 28

11.
Please describe in more detail the specific provisions of your articles of incorporation or bylaws that may delay, defer or prevent a change in control. For example, describe whether the preferred stock may be issued with any rights, preferences and privileges designated by your board. Additionally, we note that article 9 of your articles of incorporation and article 12 of your bylaws allow only the board to amend, adopt or repeal the bylaws. We also note that article 3 of your bylaws permits action by stockholders only at an annual or special meeting or by written consent of all stockholders and that neither your articles or bylaws appear to allow cumulative voting. Please summarize these and any other applicable provisions here.

Response: A revised and more detailed description of the provisions of our articles of incorporation and bylaws that may delay, defer or prevent a change in control have been added on page 28.

Experts, page 28

12.
We note that you make reference to your independent accountants reviewing your interim consolidated financial statement for the six months ended June 30, 2007 and 2006. Please obtain and revise your filing to include your independent accountants’ review report related to the interim financial statement for the six months ended June 30, 2007 and 2006.

Response: The reference to the independent accountants’ review of the interim consolidated financial statement for the six months ended June 30, 2007 and 2006 has been deleted from the Experts paragraph on page 28 as there was no review report prepared in regards to the interim financial statement for the six months ended June 30, 2007 and 2006.

13.
Further to the above, please obtain and revise your filing to include a letter from your independent accountants that acknowledges their awareness of the use of their review within this registration statement. Refer to the guidance Item 601(a) and 601(b)(15) of Regulation S-B.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response: No letter will be provided by the Company’s independent accountants as there was no review report prepared in regards to the interim financial statement for the six months ended June 30, 2007 and 2006.

Description of Business, page 32

Share Exchange Transaction, page 32

14.
We note your disclosure here and on page 35 that you have incorporated by reference into the prospectus descriptions of agreements related to the share exchange and private placement. Since Form SB-2 does not permit information to be incorporated by reference into the prospectus, please revise to describe fully the material portions of the agreements reference in your disclosure and remove references to any information being incorporate by reference.

Response: The descriptions of the agreements related to the share exchange and private placement agreements referenced in this disclosure already include or have been revised to include material portions of those agreements, and references to any information being incorporated by reference have been removed from the Form SB-2/A.

Market and Industry Overview, page 36

15.
Please tell us whether Solarbuzz has consented to your use of their data and to be named in this registration statement. Also tell us whether the statistics referenced in your disclosure were obtained through studies financed by you or prepared for you or at your direction or for the registration statement and whether these resources are publicly available. Additionally, please provide us with copies of Solarbuzz’s research, clearly marked to support the data disclosed here and throughout your prospectus.

Response: The statistics references in our disclosures that are attributed to Solarbuzz were obtained through a world solar photovoltaic market report prepared by Solarbuzz, and the other statistics are attributed to publicly available sources. Solarbuzz did not prepare the report at our direction or for our registration statement. The report is only available for purchase, and we purchased the report from Solarbuzz for a fee. We have obtained written consent from Solarbuzz for these references, which is filed with the SB-2/A as Exhibit 23.3. Solarbuzz, however, denied us consent to provide the Commission with copies of their copyrighted report.

Growing Adoption of Government Incentives, page 37

16.
Please disclose whether you receive or have received any of the Chinese government subsidies or incentives referenced in your disclosure. Also disclose whether you are eligible to receive or have received similar subsidies or incentives from any other government referenced in your disclosure.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response: The Chinese government granted the Company an income tax exemption for the years ended December 31, 2006 and 2005. We are entitled to receive a 50% deduction of our regular income tax rate of 33% from January 2007 to December 31, 2009. The Chinese government also granted the Company a refund on value added taxes (“VAT”), which are imposed on exported goods in the rate of 17%. Enterprises or individuals who sell products, engage in repair and maintenance, or import and export goods in China are subject to VAT in accordance with Chinese laws. The standard VAT is 17% of the gross sales price. These subsidies and incentives are disclosed on page 37. As far as the Company is aware, we are not eligible to receive similar subsidies or incentives from any other government.

Growth Strategies and Marketing, page 41

17.
We note your disclosure that your growth strategy includes continuing to enlarge your market share and continuing strong growth momentum in Europe. Please disclose your current market share and explain how it has grown since your inception. Address in such discussion the significant drop in international revenue for the 3 and 6 month periods ended June 30, 2007 as compared to the same periods ended June 30, 2006, indicated in Note 16 on page F-42.

Response: A discussion regarding our European market share, the growth of our business in Europe and the significant drop in our international revenue for the three and six month periods ended June 30, 2007 as compared to the same periods in June 30, 2006 has been added on page 41.

Our Suppliers, page 43

18.
Please file as an exhibit a copy of the multi-party alliance agreement referenced here and in Exhibit 10.8 to this registration statement. Also, please identify the member of your alliance who has had a relationship with one of the top silicon manufacturers in the United States, and identify that manufacturer.

Response: The multi-party alliance agreement is attached as Exhibit 10.28 to the amended Form SB-2. Tianjin Huan Ou Semiconductor Material Technology Co., Ltd. is the member of the alliance who has had a relationship with one of the top silicon manufacturers in the United States. The paragraph under the section titled “Our Suppliers” on page 43 of the Form SB-2/A has been amended to include the name of this alliance member in that paragraph.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

19.
We note your disclosure on page 7 that producers of silicon have “experienced late delivery and supply shortages.” Please describe here whether your business has been impacted by any supplier’s late delivery or any supply shortages of silicon.

Response: Our business has not been impacted so far by a supplier’s late delivery or any supply shortages of silicon. We have revised the disclosure on page 7 to include this disclosure.

Selected Consolidated Financial Data, page 45

20.
We note first the paragraph preceding the columns that the amounts in the columns were derived from your audited and unaudited financial statements. As such, please remove the words ‘audited’ and ‘unaudited’ from the column headings to avoid the impression that the financial data is audited, as opposed to being derived from audited information.

Response:  The words ‘audited’ and ‘unaudited’ have been removed from the column headings in the table for the Selected Consolidated Financial Data on page 45.

Management’s Discussion and Analysis, page 46

21.
We note your disclosure on page 42 that you plan to double your workshop floor space and increase your capacity and production lines. Please describe these anticipated expenditures in more detail, including the expected sources of funds. See Item 303(b)(iii).

Response: Our anticipated expenditure for the expansion of our work floor space is approximately $1,060,000. Our anticipated expenditure for the additional cell production lines that we expect to add in the next 2-3 years is approximately $4,515,000. We also anticipate spending approximately $615,000 over the next 2-3 years to expand our lamination lines. The source of funds for these expansion projects will be mainly from equity capital. We have added a disclosure regarding these estimated expenditures for our expansion on page 42.

22.
Given your disclosure on page 39 concerning the industry-wide shortage of polysilicon that is expected to last into the near future, please expand your disclosure to assess whether that shortage will have, or is reasonably likely to have, a material impact on your liquidity, capital resources or results of operations.

Response: An expanded disclosure regarding the material impact on our liquidity and results of operations has been added to our discussion regarding the industry-wide shortage of polysilicon on page 39.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Critical Accounting Policies and Estimates, page 46

23.
Your critical accounting policies discussion is vague and appears to just repeat your accounting policy disclosures contained in the footnotes to the financial statements. As outlined in SEC Release 34-48960, this discussion is intended to supplement the policies disclosed in the notes and provide greater insight into the quality and variability of estimates used in presenting your results. Please revise this section to provide a detailed discussion of each of your critical accounting policies and estimates. For each critical accounting estimate, address the following:

•	Explain why each management believes each of the identified items is a critical accounting estimate.

•	Describe the methodology underlying each critical accounting estimate.

•
Identify where and how each critical accounting estimate affects the company's reported financial results, financial condition and changes in financial condition, and when material, identity the affected line items.

•	Discuss, if applicable, what you could have chosen in the current period estimates that would have had a materially different impact on your financial presentation.

•	Discuss, if applicable, why the accounting estimate may change in future periods and describe the impact on your financial statements.

Response: A more detailed discussion regarding the Company’s critical accounting policies and estimates relating to Inventories, Revenue Recognition, Allowance for Doubtful Accounts, and Warranty have been added on page 47.

Results of Operations, page 48

Comparison of Six Months Ended June 30, 2007 and 2006, page 50

24.
We note on page 51 that you received a research and project refund in fiscal 2006. Please tell us and revise the filing to explain the amount and nature of this refund. We may have further comment upon reviewing your response.

Response: The Company has revised the discussion on page 51 to clarify that rather than being a refund, the revenue of $5,147 discussed was revenue from products that the Company produced during its research and development process in 2006.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Contractual Obligations and Off-Balance Sheet Arrangements, page 52

25.
Please revise your contractual obligation table to include amounts owed under your three-year silicon supply agreement described on page F 41 or alternatively explain to us why you did not include these obligations within this table.

Response: The row for “Purchase Obligations” in the contractual obligation table on page 52 includes the amounts owed under our three-year silicon supply agreements described on page F-41, but we have revised the table to make this clearer.

Description of Property, page 24

26.	Please file a copy of the lease agreement for your principal offices as an exhibit.

Response: A copy of the lease agreement for our principal offices is attached as Exhibit 10.16.

27.
We note your disclosure on page 32 and in prior filings that you owned the “Captain Black Property” in Canada. Please explain whether you continue to own such property and, if so, provide the disclosure required by Item 102.

Response: The Company’s disclosure regarding the Captain Black Property, which the Company continues to own, is provided on page 54 of the Form SB-2/A.

Certain Relationships and Related Transactions, page 54

28.	For each transaction covered by the last sentence on page 54, expand the disclosure to include the material terms of the transactions, rather than cross-referencing investors to other filings.

Response: The disclosure on page 54 has been expanded to include the remaining related party transactions.

29.
Please describe in more detail the related party referenced on page 55. Include the date of the transaction, whether any payment extensions have been agreed upon and the date of such extension, any changes to the applicable interest rate and any other material terms. Also disclose the amount of principal and interest paid on each loan during the period for which disclosure is provided. If no such payments were made, revise to state so directly.

Response:  More detailed descriptions, including the material terms, regarding the related transactions with Ms. Fengying Zhang, Mr. Wennan Li, and Ms. Diping Zhou, as referenced on page 55, have been added to the footnotes of the table on page 55.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

30.
Please disclose name of the stockholder whose spouse is named Fengying Zhang. Also, Exhibits 10.2 and 10.3 appear to describe two separate loans with this person. Please revise to present each transaction separately.

Response: Fengying Zhang is the spouse of Min Fan and made two loans to the Company. We have described each of these loans in greater detail on page 55. Exhibits 10.2 and 10.3 are loan extension agreements for the two original loans made by Ms. Zhang to the Company. We have filed copies of the two original loan agreements as Exhibits 10.19 and 10.20 with the Form SB-2/A.

31.
Please tell us why you disclose that Diping Zhou’s loan is non-interest bearing and has “no fixed term of repayment” when Exhibit 10.10 indicates that the term of the loan expired on February 24, 2007 and the principal amount accrued interest at the rate of 7.2% annually.

Response:  Those disclosures described a loan that was made on August 26, 2006, whereas Exhibit 10.10 is a copy of a loan agreement for a separate loan. The August 26, 2006 loan agreement is attached to the Form SB-2/A as Exhibit 10.18. We have made revisions on page 55 accordingly.

32.	Please file as exhibits copies of the initial loan agreements regarding each transaction disclosed in this section. See Item 601(b)(10).

Response: All loan agreements disclosed in this section that have not already been filed on the Registration Statement on Form SB-2 on September 7, 2007 (“Form SB-2”) are attached as Exhibits 10.18 through 10.24 to the amended Form SB-2.

33.
We note your disclosure on page 12 that you rely on dividends paid by your subsidiary for your cash needs, including paying dividends to your stockholders and servicing debt you have incurred. Please tell us whether such dividends have been used to service the loans currently disclosed in this section.

Response: Dividends paid by our subsidiary for our cash needs have been used to service the loans made to us by Feng Ying Zhang, Wennan Li, and Diping Zhou. We have provided such disclosure on page 12 of the Form SB-2/A.

Executive Compensation, page 56

34.	Please file as exhibits copies of the employment agreements with your executive officers that are referenced on pages 8 and 57. See Item 601(b)(10) of Regulations S-B.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response: Copies of the employment agreements that our executive officers currently have with our subsidiary, Perfectenergy Shanghai, are attached as Exhibit’s 10.25 through 10.27 to the amended Form SB-2/A.

35.	Please explain why your officers’ salaries disclosed in your table are different than the amounts disclosed under the caption “Employment Agreements.”

Response: The officers’ salaries were paid according to the performance of Perfectenergy Shanghai. If profits did not reach certain levels, then salaries paid were less than the amounts provided for under the respective officer’s employment agreement. This is an oral understanding between Perfectenergy Shanghai and the respective officers, and it is discussed annually during budget discussions.

36.	Clarify who decides whether to reduce the amount of salary paid to your executives. For example, is it the board of directors or your CEO?

Response: The Company’s board of directors currently determines the amount of salary paid to the Company’s executives.

37.
We note that page 63 of Exhibit 2.2 indicates that you have entered into stock option agreements with your executive officers. Please file such agreements as exhibits to this registration statement and discuss the material terms of these agreements in your prospectus.

Response:  As explained on page F-21 (the Company’s unaudited financial statements for the period ended June 30, 2007), on July 27, 2007, before closing the Share Exchange transaction with Perfectenergy Nevada, Perfectenergy BVI entered termination agreements for options with our executive officers who were previously granted stock options and cancelled all outstanding stock options.

Director Compensation, page 57

38.	We note your disclosure here that you entered into a two-year agreement with Mr. Roseman to serve as a director. Please file a copy of this agreement as an exhibit to this registration statement.

Response: A copy of the agreement with Mr. Roseman is attached as Exhibit 10.17.

Index to Consolidated Financial Statements, page F-1

39.	Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response:  We believe that our financial statements as of June 30, 2007 filed with the Form SB-2 are sufficient for the Form SB-2/A under Item 310(g)(1) of Regulation S-B as audited financial statements for our recently completed fiscal year ending October 31, 2007 are not available at the time of filing the Form SB-2/A, and we anticipate the effective date of the Form SB-2/A to fall within 45 days of the end of our fiscal year ending October 31, 2007.

Report of Independent Registered Public Accounting Firm, page F-2

40.
We note that your audit report was signed by a U.S. audit firm and that the report appears to have been issued in Walnut, California. We note from page 45 and throughout the filing that your operations, corporate offices, and principal businesses are located in the People's Republic of China. Please explain to us the circumstances surrounding your audit that enabled the audit report to be issued in Walnut, California. Refer to the guidance in Article 2 of Regulation S-X.

Response: The Company's current US auditors, Moore Stephens Wurth Frazer and Torbet, LLP (referred to as "MSWFT") have been performing audits of U.S. listed public companies with operations in China for the past eight years. MSWFT sent an engagement team from the United States to the Company's offices in China to conduct the audit of the Company. Language is not an obstacle for MSWFT since many of the written documents are translated from Chinese to English. Auditors of MSWFT working on this engagement are fluent in speaking, reading, and writing Chinese, both Mandarin and Cantonese, as well as English.

Consolidated Statements of Income and Other Comprehensive Income, page F-4

41.
We note from page 49 that you classified relocation expenses and disposals of equipment as non-operating expenses. Please quantify for us the amount of relocation expenses and equipment disposals. Tell us why you believe it is appropriate to record these expenses as non-operating expenses or revise the financial statements to classify these expenses as operating expenses. Refer to paragraphs 17-18 of SFAS 146 and paragraph 45 of SFAS 145.

Response: The amount of relocation expenses is $87,252, and the amount of equipment disposals is $32,987. We have made revisions throughout the amendment to classify the relocation expenses as operating expenses, but believe that the disposal of equipment is properly classified as a non-operating expense because disposal of equipment is a normal transaction of our business and is not a part of our principle operating activities.

42.	Please revise your presentation of net loss per share here and throughout the filing to round to the nearest cent so as to not imply a greater degree of precision than exists.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response: We have updated the tables on pages F-4 and F-25 accordingly.

Consolidated Statements of Cash Flows, page F-6

43.
We note that you present an $188,355 outflow related to prepayments on an equity investment within your financing section of your consolidated statement of cash flows. We further note that you present a non-cash investing and financing activity related to prepayments that were offset against shareholders and officers loans in the same amount. Please tell us and revise your filing to explain the nature of these transactions and how you accounted for these transactions. Within your discussion, please explain to us why this presentation within your statement of cash flows is appropriate.

Response:  We have updated footnote 8 on page F-17.

Notes to Consolidated Financial Statements, page F-7

Note 1. Background

44.
We note here that throughout the filing that you describe the transaction related to the acquisition of Perfectenergy International Limited (Perfectenergy BVI) as a reverse merger and as a recapitalization. Please note that the merger of a private operating company into a non-operating public shell corporation with normal net assets is generally considered to be a recapitalization. The accounting for a recapitalization is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Please revise your disclosure here and throughout the filing to consistently describe this transaction as a recapitalization, or tell us why you believe it is appropriate to characterize it as a reverse merger.

Response: The disclosures have been revised throughout the Form SB-2/A to describe the transaction as a recapitalization.

45.
We note from your disclosures in Note 2 and in the independent accountants’ report on page F-2 that you restated the financial statements as if the recapitalization transaction related to the acquisition of Perfectenergy International Limited (Perfectenergy BVI) had occurred on April 1, 2005. Please revise your filing to account for the recapitalization transaction on the date that the transaction occurred. Alternatively, if you believe it is appropriate account for this transaction on a date other than the date of the actual transaction, please cite any accounting literature which you believe supports your accounting.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response: We have updated the independent accounts’ report to replace “reverse acquisition” with “recapitalization”. The recapitalization date is August 8, 2007, as stated in the report. The report, however, also states that the consolidated financial statements reflect the historical operations of Perfectenergy BVI (accounting acquirer or legal acquiree) on April 1, 2005, the inception date of Perfectenergy BVI. Under FASB 141.17-2 Reverse Acquisitions, the “historical financial statements prior to the acquisition are restated to be those of the accounting acquirer, although (in the absence of a change of name) they are labeled as those of the issuer.” In this case, Perfectenergy BVI’s historical operations should be retroactively reflected as those of Perfectenergy Nevada’s as the transaction occurred on April 1, 2005.

46.
We note your disclosures regarding the March 29, 2007 agreement. Please revise the filing to clearly state, if true, that the March 29, 2007 transaction was never completed as set forth in that agreement.

Response:  The Amended and Restated Exchange Agreement (“Amended Agreement”) dated August 8, 2007 had the effect of terminating the Share Exchange Agreement entered into by the same parties on March 29, 2007. The Form SB-2/A has been revised to include disclosures stating that the March 29, 2007 transaction was terminated and replaced by the Amended Agreement.

47.	Please revise your filing to clearly state, if true, that following the recapitalization, the registrant’s fiscal year changed to that of the predecessor entity (i.e., December 31).

Response:  Our current fiscal year ends October 31.

48.
We note your disclosures here regarding the June 2006 agreement whereby your shareholders agreed to increase the capital from $360,000 to $1,232,687. We further note that you recorded a capital contribution receivable of $685,637. Finally, we note your disclosure on page F-8 which states that the increase in registered capital is required to be made within one year from the date of issuance of the new business license, which was October 20, 2006. Please update us as to the status of this capital contribution receivable. Tell us why you believe your current presentation of this capital contribution receivable is appropriate.

Response:  In August 2007, we received $685,637 in capital contribution receivable from the Perfectenergy BVI Stockholders (the “Stockholder Contribution”) and $698,474 in capital contribution receivable from Perfectenergy BVI (the “BVI Contribution”). The Stockholder Contribution is reflected as a reduction in shareholders’ equity, and we believe our current presentation of this capital contribution receivable is appropriate as the Perfectenergy BVI Stockholders are obligated to contribute this amount. The BVI Contribution was eliminated upon consolidation, and we believe our current presentation of this contribution is appropriate as this amount represents intercompany receivables and payables.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Note 2. Summary of Significant Accounting Policies, page F-8

49.
We note on page F-27 that you reported a change in other receivables due to a related party within your consolidated statement of cash flows for the six months ended June 30, 2006. Please provide us with details of this transaction and revise your annual and interim financial statements included in the filing to provide the disclosures required by paragraph 2 of SFAS 57.

Response: The change in other receivables due to a related party was a prepayment made to a Chengdu company (see our response to Comment #43 above), which should not be considered a related party transaction. We reclassified the amount of the change under “Prepayments” in the interim financial statement on page F-27. In the annual financial statements, this transaction is already represented as the changes in prepayments in the statements of cash flows.

50.
We note on page 10 that you provide warranties to your customers. Please revise this note to disclose how you account for these warranties and to provide the disclosures related to your warranties, to the extent material, required by paragraph 14 of FIIN 45.

Response: We have provided disclosures relating to warranties on pages F-11 and F-32.

51.
In this regard, we note that you provide 5-, 10- and 20-year warranties against declines of initial power generation capacity by more than 10%, 10% and 15%, respectively. Revise this note to disclose how these long-term performance warranties impact your revenue recognition. Please also revise your critical accounting estimates discussion on page 46 to discuss how you estimate the amount of potential warranty expense to accrue at the time of the sale. We may have further comment after reviewing your response.

Response: We have provided disclosures relating to warranties on pages F-11 and F-32. We have further revised the SB-2 on page 47 to discuss how we estimate the amount of potential warranty expense to accrue at the time of sale.

52.
We note that you have recorded $1,976,738, $271,906 and $591,455 of outstanding customer deposits at June 30, 2007, December 31, 2006 and 2005, respectively. Please revise this note to disclose the nature of these customer deposits and your accounting policies associated with these customer deposits.

Response:  The notes on pages F-11 and F-32 of the Form SB-2/A that discuss our outstanding customer deposits have been revised to disclose the nature of the customer deposits and the accounting policies associated with these customer deposits.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Revenue Recognition, page F-8

53.
We note from page 2 and page 40 that you provide consulting services for manufacturers of solar wafers, solar cells and production line equipment. Revise this note to explain the significant terms of these agreements and your revenue recognition policies related to these agreements.

Response: We have not provided consulting services to date, and have generated no revenues from such services. We have removed the discussion on providing consulting services on page 2, 32, 36, 40, and 46 accordingly.

Research and development, page F-11

54.
Revise to clearly state, if true, that research and development expenses are expensed as incurred. Otherwise, disclose when you expense research and development expenses and cite the accounting literature that you based your policy on.

Response:  The notes on pages F-11 and F-32 of the Form SB-2/A that discuss the Company’s research and development expenses have been revised to state that the Company’s research and development expenses are expensed as incurred

Note 7. Other Payables, page F-16

55.
We note that you paid a $240,000 fee upon the closing of the recapitalization transaction on August 8, 2007 and that the consulting fee has been stated retrospectively as the consulting services were provided from the inception date. Please revise to clarify when you recorded the expense (i.e., ratably over the period from inception to the date of the recapitalization). Please also revise to clarify why you concluded it was appropriate to record these expenses retrospectively. In this regard, clearly disclose the period(s) over which the services were provided.

Response: The $240,000 was payment for the consulting services provided in connection with the August 2007 private placement offering. Thus, the $240,000 was treated as a reduction of capital on the recapitalization date (August 8, 2007) along with the 49 shares of Perfectenergy BVI that were issued to the consultant. As the 49 shares were issued to the consultant immediately prior to the recapitalization and the consulting services were provided in connection with the recapitalization, such shares were retroactively recorded as the transaction is treated as having occurred on April 1, 2005, the inception date of Perfectenergy BVI. We have revised relevant discussions on pages F-16 and F-37 in the Form SB-2/A accordingly.

56.	Further to the above, please revise the filing to disclose how you have accounted for the shares of stock issued to this consultant.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response: Please see our response to Comment #55 above.

Note 17. Revenue by Geographic Segment, page F-21

57.
Please revise this note to disclose your basis for attributing revenues from external customers to individual countries. In addition, revise this note to separately present material revenues attributed to an individual foreign country. Refer to paragraph 38(a) of SFAS 131.

Response: The tables on pages F-22 and F-42 have been updated to disclose the revenues attributed to an individual foreign country. The following disclosure was also added to pages F-21 and F-42 relating to the basis for attributing revenues from external customers to individual countries:

“Revenues are attributed to geographic area based on the country where the final designation of the Company’s products is being shipped.”

Condensed Consolidated Financial Statements, page F-23

58.	As applicable, please revise your unaudited condensed financial statements to address the comments above.

Response: The unaudited condensed financial statements have been revised to include corresponding amendments that address the comments above.

Notes to Consolidated Financial Statements as of June 30, 2007, page F-28

Note 2. Summary of Significant Accounting Policies, page F-29

Income Taxes, page F-32

59.	Please revise this note to disclose your accounting policy for the classification of interest and penalties in accordance with paragraph 20 of FIN 48.

Response: The note has been updated on page F-33 in Form SB-2/A to include the discussion of interest and penalties. The adoption had no effect on the Company’s financial statements.

Note 14. Commitments, page F-41

60.
We note that your remaining long term silicon supply purchase commitment for 2007 is $9,853,577. Please reconcile this amount with the total commitment for 2007 of $18,895,774 as disclosed in Note 15 of your December 31, 2006 financial statements on page F-21.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response: Following is the reconciliation schedule from December 31, 2006 to June 30, 2007 on purchase commitments on the long-term silicon supply agreements.

Long-term silicon supply agreements

Six months ending June 30,2007( have been carried out)	$2,860,347
Six months ending June 30,2007(not required to be purchased)	$6,181,849
Six months ending December 31,2007	$9,853,577
Year ending December 31, 2007	$18,895,774

Part II

Item 26, Exhibits, page II-6

61.
We note that Schedules 6 and 8 to Exhibit 2.2 identify purchase, sales and “material” contracts to which the registrant is a party. Please explain to us why these contracts have not been filed as exhibits pursuant to Item 610(b)(l0).

Response: The contracts were material agreements in connection with the business. However, these agreements are purchase and sales agreements made in the ordinary course of business for the sale of their solar energy products. Thus, none of these purchase and sales contracts are required to be disclosed under Item 601 of Regulation S-B as exhibits to the Form SB-2.

Item 28. Undertakings, page II-8

62.	Due, in part, to the language of Rule 430C, please revise your disclosure to include the undertaking in Regulation S-B Item 512(g)(2).

Response:   The undertaking in Regulation S-B, Item 512(g)(2) has been added on page II-8.

Signatures, page II-10

63.	Please indicate below the second paragraph of text on this page who signed in the capacity of principal financial officer.

Response: Ms. Diping Zhou signed in the capacity as principal financial officer for the Company, and we have indicated such on page II-10.

Exhibit 23.2

64.
Please revise to provide the consent of your independent auditor as required by Item 601(b)(23)(i) of Regulation S-B in all future amendments to this Form SB-2. In this regard, please note the consent should reference your independent accountants as experts.

Geoffrey Kruczek
Securities and Exchange Commission
November 21, 2007

Response: Our independent auditor’s consent letter is attached as Exhibit 23.1 to the Form SB-2/A. The consent references our independent accountants as experts.

*    *    *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Dominador Tolentino
Dominador Tolentino, Esq.

cc:	Kevin Leung, Esq.
Mr. Wennan Li, Perfectenergy International Limited